March 9, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re: BioHorizons, Inc.

Registration Statement on Form S-1 (Registration No. 333-167722)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), BioHorizons, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-167722), together with all exhibits and amendments thereto (the “Registration Statement”). The Registrant is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the shares of common stock, par value $0.0001 per share, covered by the Registrant Statement. No securities were sold or will be sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Please address any questions you may have to Michael L. Fantozzi, Esq. or Daniel T. Kajunski, Esq. at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone number (617) 542-6000, facsimile number (617) 542-2241.

Thank you for your assistance with this matter.

BIOHORIZONS, INC.

By:	/s/ R. Steven Boggan
R. Steven Boggan
President and Chief Executive Officer

cc:	Securities and Exchange Commission
Division of Corporation Finance
Mary Beth Breslin

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Michael L. Fantozzi, Esq.
Daniel T. Kajunski, Esq.

Latham & Watkins LLP
Marc D. Jaffe, Esq.
Jason M. Licht, Esq.

2300 Riverchase Center • Birmingham, Alabama 35244 • 866.872.9785 • 205.967.7880 • fax 205.870.0304
BioHorizons products are available in over 80 markets worldwide • www.biohorizons.com